Exhibit 99.1

Safe-T Group LTD. Announces Pricing of $720,000 Registered Direct Offering

Herzliya, Israel, April 2, 2020 - Safe-T® Group Ltd. (Nasdaq, TASE: SFET), a provider of secure access solutions for on-premise and hybrid cloud environments, today announced that it has entered into definitive agreements with two accredited and institutional investors in connection with a registered direct offering, providing for the issuance of an aggregate of 450,000 American Depositary Shares (“ADSs”) at a purchase price of $1.60 per ADS.

The offering is expected to result in gross proceeds to Safe-T of approximately $720,000. Safe-T Group intends to use the net proceeds from the offering for working capital and general corporate purposes.

The offering is expected to close on April 6, 2020, subject to customary closing conditions.

The ADSs to be issued in the registered direct offering will be issued pursuant to a prospectus supplement, which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-235367), which was declared effective by the SEC on December 16, 2019. Such ADSs may be offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. When filed with the SEC, copies of the prospectus supplement and the accompanying prospectus relating to the offering of the ADSs may be obtained at the SEC’s website at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Safe-T® Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services.

With Safe-T’s patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services and networks against internal and external threats.

Safe-T’s SDP solution on AWS Marketplace is available here.

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate,” “expect,” and “intend,” among others. For example, forward-looking statements include statements regarding the offering, the expected timing of the closing of the offering and planned use of the net proceeds from the offering. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T Group’s annual report on Form 20-F filed with the SEC on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T Group undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. There are a number of factors that could cause actual events to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the closing of the offering is subject to various conditions and contingencies as are customary in underwriting agreements. If these conditions are not satisfied or the specified contingencies do not occur, the offering may not close. Further, Safe-T Group may use the proceeds from the offering for different purposes than those described above. Safe-T Group does not undertake an obligation to update or revise any forward-looking statement. Investors should read the risk factors set forth in Safe-T Group’s filings. Safe-T Group does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact

Safe-T Group Ltd.

Shai Avnit, Chief Financial Officer

shai.avnit@safe-t.com

+ 972-(0)9-986-66110